Correspondence

霍金路偉律師行	Hogan Lovells 11th Floor, One Pacific Place 88 Queensway Hong Kong 霍金路偉律師行 香港金鐘道88號 太古廣場一座11樓 T 電話 +852 2219 0888 F 傳真 +852 2219 0222 DX No 225017 Wanchai 1 www.hoganlovells.com

September 9, 2020

VIA EDGAR AND E-MAIL

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China XD Plastics Company Limited Schedule 13E-3 Filed on June 22, 2020 Filed by China XD Plastics Company Limited, Faith Dawn Limited, Faith

Horizon Inc., Faith Abundant Limited, Jie Han and XD.

Engineering Plastics Company Limited

File No. 005-84400

Preliminary Proxy Statement on Schedule 14A
Filed June 22, 2020
File No. 001-34546

Dear Mr. Duchovny:

On behalf of China XD Plastics Company Limited, a Nevada corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated July 16, 2020, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A, File No. 001-34546 (the “Proxy Statement”) filed on June 22, 2020 and the Schedule 13E-3, File No. 005-84400 (the “Schedule 13E-3”) filed on June 22, 2020 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold, followed in each case by the responses of the filing persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in the amended Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) which has been filed concurrently with the submission of this letter in response to the Staff’s comments. All capitalized terms not otherwise defined herein are defined in the Revised Proxy Statement.

The Revised Proxy Statement incorporates the changes made in response to the Staff’s comments, as well as certain other updated information. The Amendment No.1 to the Schedule 13E3 (the “Amendment to Schedule 13E-3”) has also been filed concurrently with the submission of this letter, which incorporates certain other updated information. In addition, marked copies of the Revised Proxy Statement and the Amendment to Schedule 13E-3 indicating changes against the Proxy Statement and the Schedule 13E-3 are being provided separately to the Staff via email.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning Mr. Jie Han, XD. Engineering Plastics Company Limited, Faith Dawn Limited, Faith Horizon Inc. or Faith Abundant Limited (the “Buyer Group”), such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Proxy Statement

1.	It appears that the vote for approval of the proposed transaction is assured, based on the holdings of the Buyer Group and their intent to roll over their shares. If true, please state so.

In response to the Staff's comments, the Company respectfully confirms that the vote for the approval of the proposed transaction is assured. The Company has revised the disclosure on page 3 of the Letter to the Stockholders, page 2 of the Notice of Special Meeting of Stockholders, pages 4, 17 and 72 of the Revised Proxy Statement accordingly.

Summary Term Sheet, page 1

2.	Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A.

In response to the Staff's comments, the Company has updated the disclosure in the summary term sheet and Q&A sections, as shown in the Revised Proxy Statement.

Reasons for the Merger, page 31

3.	Please refer to comment 1 above. If the vote for the approval of the transaction is assured, please revise this section to address how the Special Committee considered that fact in making its fairness determination.

In response to the Staff’s comment, the Company has updated the disclosure on page 32 of the Revised Proxy Statement.

4.	On a related note, please revise this section to address how the Special Committee considered the absence of a requirement that the transaction by approved by a minority of unaffiliated security holders given, if true, that the transaction is assured of being approved solely by the Buyer Group.

In response to the Staff’s comment, the Company has updated the disclosure on page 32 of the Revised Proxy Statement.

5.	Please address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Excluded Shares, rather than all security holders unaffiliated with the company.

In response to the Staff’s comment, the Company has updated the disclosure on page 29 of the Revised Proxy Statement.

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6.	Please refer to the second sentence in the penultimate paragraph on page 36. Revise your disclosure to explain the basis for the beliefs of the Special Committee and board of directors.

In response to the Staff’s comment, the Company has updated the disclosure on page 33 of the Revised Proxy Statement.

7.	We note that the book value per share is significantly higher than both the market value of the shares and the consideration offered in the transaction. Please revise your disclosure to explain this large difference.

In response to the Staff’s comment, the Company has updated the disclosure on page 51 of the Revised Proxy Statement.

8.	With a view toward revised disclosure, please tell us why you have not disclosed the Liquidation Analysis.

In response to the Staff’s comment, the Company has updated the disclosure on pages 49 and 50 of the Revised Proxy Statement to include the Liquidation Analysis.

* * * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Jie Han, XD. Engineering Plastics Company Limited, Faith Dawn Limited, Faith Horizon Inc. and Faith Abundant Limited.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (852) 2840 5026 or by email at stephanie.tang@hoganlovells.com.

Yours sincerely,

/s/ Stephanie Tang

Stephanie Tang

cc:	Huiyi Chen, Chairman of the Special Committee of the Board of Directors of China XD Plastics Company Limited
David Lu, Duff & Phelps, LLC
Dan Ouyang, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Ke Geng, Partner, O'Melveny & Myers LLP

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Exhibit A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 16, 2020 with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 001-34546 (the “Proxy Statement”) filed on June 22, 2020 and the Schedule 13E-3, File No. 005-84400 (the “Schedule 13E-3”) filed on June 22, 2020 by the Company and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with the amended Preliminary Proxy Statement on Schedule 14A and Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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China XD Plastics Company Limited
By	/s/ Taylor Zhang
Name:	Taylor Zhang
Title:	Chief Financial Officer

XD. Engineering Plastics Company Limited
By	/s/ Jie Han
Name:	Jie Han
Title:	Director

Faith Dawn Limited
By	/s/ Jie Han
Name:	Jie Han
Title:	Director
Faith Horizon Inc.
By	/s/ Jie Han
Name:	Jie Han
Title:	Director
Faith Abundant Limited
By	/s/ Jie Han
Name:	Jie Han
Title:	Director
Jie Han /s/ Jie Han